Exhibit 12.1

Burlington Northern Santa Fe, LLC and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$5,693	$6,775	$6,169	$5,928	$5,377
Add:
Interest and other fixed charges, excluding capitalized interest	992	928	833	729	623
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	192	200	200	189	197
Distributed income of investees accounted for under the equity method	6	14	7	7	6
Amortization of capitalized interest	4	4	3	2	1
Less:
Equity in earnings of investments accounted for under the equity method	16	16	16	14	14
Total earnings available for fixed charges	$6,871	$7,905	$7,196	$6,841	$6,190
Fixed charges:
Interest and fixed charges	$1,018	$962	$863	$758	$647
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	192	200	200	189	197
Total fixed charges	$1,210	$1,162	$1,063	$947	$844
Ratio of earnings to fixed charges	5.68x	6.80x	6.77x	7.22x	7.33x

E-5